UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Rambus Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

750917106
(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Thomas R. Lavelle
Senior Vice President and General Counsel

Rambus Inc.

1050 Enterprise Way, Suite 700

Sunnyvale, California 94089

(408) 462-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Aaron J. Alter
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,132,153.32	$588.14

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer were tendered pursuant to this offer.  These options have an aggregate value of $5.1 million as of May 22, 2012, calculated based on a Black-Scholes-Merton option pricing model.

**                                  The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$588.14
Form or Registration No.:	000-53267
Filing Party:	Rambus Inc.
Date Filed:	May 24, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer (the “Offer”) by Rambus Inc., a Delaware corporation (the “Company”), to exchange certain outstanding options for new options to purchase shares of Company common stock as set forth under the Offer to Exchange Certain Options for New Options dated May 24, 2012 (the “Offer to Exchange”), which was filed as Exhibit (a)(1)(A) to the Schedule TO and is incorporated herein by reference.

The information in the Offer to Exchange is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.    Terms of the Transaction.

(a)           Material terms.

Item 4 of the Schedule TO is hereby amended by adding the following:

On June 22, 2012, at approximately 2:00 p.m., Pacific Time, the Company emailed to eligible participants in the Offer the final form of the last day email which included the closing price of the Company’s common stock for that day (which is the exercise price of the New Options) and the final exchange ratio for each price range.  The final form of the last day email is filed as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

The Offer expired at 8:00 p.m., Pacific Time, on June 22, 2012. A total of 333 eligible option holders participated in the Offer.  The Company has accepted for exchange options to purchase an aggregate of 6,449,255 shares of common stock.  The Company has issued new options to purchase an aggregate of 2,840,986 shares of common stock in exchange for the cancellation of the tendered eligible options.  The exercise price per share of each new option granted pursuant to the Offer is $5.63, which is the closing price of the common stock as reported on NASDAQ on June 22, 2012, the grant date of the new options.

Item 12. Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAMBUS INC.

/s/ Satish Rishi
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer

Date: June 26, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Options, dated May 24, 2012
(a)(1)(B)*	Form of email announcement of Offer to Exchange from Harold Hughes, dated May 24, 2012
(a)(1)(C)*	Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options—Election form
(a)(1)(D)*	Rambus Inc. Offer to Exchange Certain Outstanding Options for New Options—Withdrawal form
(a)(1)(E)*	Form of Reminder Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(F)	Form of Last Day Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(G)*	Form of Confirmation Email to Eligible Employees who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(H)*	Screen shots of offer website at www.corp-action.net/RambusIncStockOptionExchange
(a)(1)(I)*	PowerPoint Presentation — Rambus Employee All-Hands Meeting Option Exchange Offer
(a)(1)(J)*	Rambus Inc. Option Exchange — Frequently Asked Questions (FAQs — Quick Summary)
(a)(1)(K)*	PowerPoint Presentation for Webcast — Rambus Stock Option Exchange (The “Offer”)
(b)	Not applicable
(d)(1)	1997 Stock Plan (as amended and restated as of April 4, 2007) (incorporated herein by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)
(d)(2)	Form of Stock Option Agreement under 1997 Stock Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on July 29, 2003)
(d)(3)

1999 Nonstatutory Stock Option Plan (as amended and restated as of April 4, 2007) and form of Stock Option Agreement thereunder (incorporated herein by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on September 14, 2007)

(d)(4)	2006 Equity Incentive Plan (as amended and restated as of April 26, 2012) incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed on May 1, 2012.
(d)(5)	Form of Stock Option Agreement under 2006 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Form 8-K filed on May 16, 2006)
(g)	Not applicable
(h)	Not applicable

*  Previously filed on Schedule TO, May 24, 2012.